SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 2) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
Chelsea Therapeutics International, Ltd. (Name of Subject Company)
Chelsea Therapeutics International, Ltd. (Names of Persons Filing Statement)
Common Stock, par value $0.0001 per share (Title of Class of Securities)
163428105 (CUSIP Number of Class of Securities)

Joseph G. Oliveto
President and Chief Executive Officer

Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, North Carolina 28277
(704) 341-1516
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven A. Navarro, Esq.
Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended by Amendment No. 1 thereto filed with the SEC on June 6, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Company, “we” or “us”). The Statement relates to the tender offer by Charlie Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of H. Lundbeck A/S, a Danish corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Parent with the SEC on May 23, 2014, as amended by Amendment No. 1 thereto filed with the SEC on June 6, 2014 (“TO Amendment No. 1”) and Amendment No. 2 thereto filed with the SEC on June 11, 2014 (“TO Amendment No. 2”) (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Shares”) in exchange for (i) $6.44 per Share in cash, without interest (the “Cash Consideration”), and (ii) one non-transferable contingent value right (a “CVR” and, together with the Cash Consideration, the “Merger Consideration”) per Share, which CVR represents a contractual right to receive up to $1.50 per Share upon the achievement of certain net sales milestones set forth in the Contingent Value Rights Agreement to be entered into between Parent and a rights agent to be designated by Parent and reasonably acceptable to the Company (the “CVR Agreement”), in each case subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2014 (as amended by TO Amendment No. 1 and TO Amendment No. 2, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The initial expiration date of the Offer is at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

Copies of the Offer to Purchase and Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

By replacing the final sentence of the current first paragraph under “Additional Information—Certain Litigation” with the following sentence:

On June 18, 2014, the Court of Chancery of the State of Delaware denied the previously filed motions for preliminary injunction filed by the plaintiffs in the putative class actions in such court.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented as follows:

By replacing the description of Exhibit (a)(1) with the following:

Offer to Purchase, dated May 23, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO), as amended by TO Amendment No. 1 (incorporated by reference thereto) and TO Amendment No. 2 (incorporated by reference thereto).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ Joseph G. Oliveto
Name: Joseph G. Oliveto
Title: President and Chief Executive Officer
Dated: June 19, 2014